UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


SCIQUEST, INC.
------------------------------------------------
(Name of Issuer)

Common Stock, $0.001 par value per share
------------------------------------------------
(Title of Class of Securities)

80908T101
------------------------------------------------
(CUSIP Number)

Robert G. Moses
RGM Capital, LLC
9010 Strada Stell Court
Suite 105
Naples, FL  34109
(239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 80908T101
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
   I.D. No. 06-1685711
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,258,645**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,258,645**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,258,645**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.12%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5




CUSIP NO. 80908T101
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,258,645**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,258,645**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,258,645**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.12%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, $0.001 par value per share (the "Common Stock"), of SCIQUEST, INC., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3020 Carrington Mill Blvd, Suite 100, Morrisville, North Carolina, 27560. This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 3, and 5 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 31, 2016 (the "Schedule 13D").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital") and Robert G. Moses (together, the "Reporting Persons"). RGM Capital is a Delaware limited liability company the principal business of which is serving as investment manager to private investment funds and separately managed accounts. Mr. Moses is the managing member of RGM Capital and is a United States citizen. The Reporting Persons' principal business address is located at 9010 Strada Stell Court, Suite 105, Naples, FL 34109.

         (d-e) Neither of the Reporting Persons has during the last five years been convicted in any criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and separately managed accounts of which RGM Capital is the investment manager. The aggregate funds used by the Reporting Persons to make the purchases were approximately $33,694,560.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds and separately managed accounts over which the Reporting Persons have investment discretion. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         The Reporting Persons may take such future actions with respect to the shares of Common Stock reported herein or other securities of the Issuer as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal (subject to the terms of the Voting Agreement described below) of some or all of the shares of Common Stock currently beneficially owned by the Reporting Persons or over which the Reporting Persons in the future acquire beneficial ownership.

         In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, the Voting Agreement, and other factors deemed relevant by the Reporting Persons.

Voting Agreement

         RGM Capital has entered into a Voting Agreement, dated as of May 30, 2016 (the "Voting Agreement"), with AKKR Green Parent, LLC ("Parent"). The Voting Agreement relates to the Merger Agreement, dated as of May 30, 2016 (the "Merger Agreement"), by and among the Issuer, Parent and AKKR Green Merger Sub, Inc. ("Merger Sub"), pursuant to which the parties have agreed that Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

         Pursuant to the Voting Agreement, RGM Capital has agreed to vote the shares of Common Stock that it beneficially owned as of May 30, 2016 (the "Shares") and continues to beneficially own as of the record date for the special meeting of the Issuer's stockholders relating to the Merger: (i) in favor of the Merger Agreement and the Merger; (ii) against any competing acquisition proposal; and (iii) against any action, proposal, transaction or agreement that could result in a breach of the Merger Agreement or impede the Merger. Pursuant to the Voting Agreement, RGM Capital also has waived appraisal rights with respect to the Merger.

         RGM Capital also has agreed pursuant to the Voting Agreement not to sell or otherwise transfer any Shares, without the consent of Parent, prior to the later of (i) the day following the record date for the special meeting of the Issuer's stockholders relating to the Merger and (ii) July 10, 2016, except for certain permitted transfers. Such permitted transfers include: (a) one or more transfers by RGM Capital to any persons prior to July 10, 2016 that in the aggregate represent no more than 25% of the Shares; and (b) from and after July 10, 2016, one or more transfers by RGM Capital to any persons that in the aggregate, when taken together with any transfers made pursuant to the preceding clause (a), represent less than 50% of the Shares.

        The Voting Agreement will terminate upon the earliest to occur of: the effective time of the Merger; the valid termination of the Merger Agreement by mutual agreement of the parties thereto; the six-month anniversary of the valid termination of the Merger Agreement for any other reason; and any amendment of the Merger Agreement to which RGM Capital has not consented that reduces the amount of consideration payable by Parent and/or Merger Sub under the Merger Agreement.

        The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto.

       Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 2,258,645 shares of Common Stock, representing approximately 8.12% of the outstanding class based upon the 27,808,603 shares of Common Stock outstanding as of April 30, 2016, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2016.

         The Reporting Persons share the power to vote or direct the vote, and to dispose or direct the dispostion, of the 2,258,645 shares of Common Stock reported herein. Neither Reporting Person has the sole power to vote or direct the vote, or dispose or direct the disposition, of such shares of Common Stock.

         (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

Date		Type		Shares		Price/Share
-----------     ----		------      	-----------
06/01/2016	Sale		100,000		17.75
06/02/2016    	Sale	    	42,500		17.7501
06/03/2016	Sale		200		17.75
06/21/2016	Sale		11,211		17.73
06/22/2016	Sale		10,304		17.73
06/23/2016	Sale		1,000		17.7301
06/24/2016	Sale		75,500		17.5805
06/28/2016	Sale		28,426		17.63
06/29/2016	Sale		2,025		17.65
06/30/2016	Sale		150,000		17.6349

	(d-e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The disclosure set forth in Item 4 above is hereby incorporated by reference in this Item 6.

        Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

        The Voting Agreement is filed herewith as Exhibit 2.




SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				  July 1, 2016
                                --------------------------------------
       					(Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                                     /s/  Robert G. Moses
                                --------------------------------------
			          Robert G. Moses

EXHIBIT INDEX

Exhibit 1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2.	Voting Agreement


EXHIBIT 1 to Amendment No. 1 to SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

        The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on the Amendment No. 1 to Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 1, 2016


                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                                     /s/  Robert G. Moses
                                --------------------------------------
			          Robert G. Moses



EXHIBIT 2 to Amendment No. 1 to SCHEDULE 13D

VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement") is entered into as of May 30, 2016, by and between AKKR Green Parent, LLC, a Delaware limited liability company ("Parent"), and RGM Capital, LLC ("Stockholder"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

        A. WHEREAS, the execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Parent to enter into that certain Agreement and Plan of Merger, dated of even date herewith (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Parent, Company and AKKR Green Merger Sub, Inc., a Delaware corporation ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger") with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

        B. WHEREAS, Stockholder is the investment manager to certain private limited partnerships and managed accounts that are stockholders of SciQuest, Inc., a Delaware corporation (the "Company") and is the beneficial owner (as defined in Section 1(d) below) of the shares owned by such private limited partnerships and managed accounts.

        C. WHEREAS, Stockholder understands and acknowledges that Parent is entitled to rely on (i) the truth and accuracy of Stockholder's representations and warranties contained herein and (ii) Stockholder's performance of the obligations set forth herein.

        NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

        1. Restrictions on Shares.

        (a) Stockholder shall cause the Shares (as defined in Section 3 below) not to, directly or indirectly, be Transferred (as defined in this Section 1(a)), and shall cause that no offer shall be made or agreement entered into providing for a Transfer of the Shares, or commit to do any of the foregoing, at any time prior to the later of the day following the record date for the Stockholders Meeting and the 41st day following the day hereof without the prior written consent of Parent, except for Permitted Transfers (as defined in this Section 1(a)); provided, that the obligations set forth in this Section 1(a) shall terminate if the Merger Agreement has been terminated and Parent and its Affiliates cease to own any shares of common stock of the Company. As used herein, "Transfer" means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock, in whole or in part, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. As used herein, "Permitted Transfer" means (i) a Transfer to any person who prior to, and as a condition of, any such Transfer, enters into and delivers to Parent a voting agreement in favor of Parent substantially in the form of this Agreement with respect to the Shares transferred to such person, (ii) from and after the public disclosure of this Agreement and the Merger Agreement and prior to the 41st day following the date hereof, one or more Transfers to any person(s) that in the aggregate represent no more than 25% of the number of Shares set forth on the signature page hereto, and (iii) from and after the 41st day following the date hereof, one or more Transfers to any person(s) that in the aggregate, when taken together with any Transfers made pursuant to clause (ii), represent less than 50% of the number of Shares set forth on the signature page hereto.

        (b) At any time on or after the date of this Agreement and prior to the earliest of: (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms pursuant to Section 8.1 thereof; (iii) the 6-month anniversary of the valid termination of the Merger Agreement in accordance with its terms (other than pursuant to Section 8.1); (iv) the entering into of any amendment by the parties to, or the waiver by the Company of any provision of, the Merger Agreement that reduces the amount of consideration payable by Parent and/or Merger Sub pursuant to the Merger Agreement, without the prior written consent of Stockholder; or (v) such date and time designated by Parent in a written notice to Stockholder (such earliest time, the "Expiration Time"), Stockholder shall not, directly or indirectly, grant (or cause or permit to be granted) any proxies or powers of attorney with respect to any of the Shares in a manner inconsistent with Section 2, deposit (or cause or permit to be deposited) any of the Shares into a voting trust, or enter into (or cause or permit to be entered into) a voting agreement or similar arrangement or commitment or grant (or cause or permit to be granted) any option or warrant with respect to any of the Shares or commit to do any of the foregoing.

        (c) In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company's common stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term "Shares" shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

        (d) Any attempted Transfer in violation of this Agreement, or the taking of any other action in violation of this Section 1, shall be null and void ab initio. If any involuntary Transfer of any or all of the Shares shall occur (including, if applicable, a sale by such Stockholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), or any other involuntary action in violation of this Section 1 shall occur resulting in any person having beneficial ownership (as defined in this Section 1(d)) over any or all of the Shares or otherwise having the power to exercise, in whole or in part, any control over any or all of the Shares with respect to any of the matters contemplated by this Agreement, then the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) or such other person shall take and hold the Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, 'beneficial ownership' (and correlative terms) shall have the meaning set forth in, and be interpreted in accordance with, Rule 13d-3 under the Exchange Act; provided that a person shall be deemed to have beneficial ownership over any securities which may be acquired by such person pursuant to any contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing.

        2. Agreement to Vote Shares; Waiver of Appraisal Rights.

        (a) Prior to the Expiration Time, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters, unless otherwise directed in writing by Parent, Stockholder shall:

          (i) appear (in person or by proxy) at such meeting (or any adjournment or postponement thereof);

          (ii) cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (iii) cause the Shares to be voted (A) in favor of approval of the adoption of the Merger Agreement and the approval of the Merger, (B) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Merger if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held, (C) against any Acquisition Proposal (including any Superior Proposal) and (D) against any action, proposal, transaction or agreement that could result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement or that could (x) prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of Parent's, the Company's or Merger Sub's conditions under the Merger Agreement (including, for the avoidance of doubt, any adjournment or postponement of the Stockholders Meeting (except as contemplated by clause (iii)(B) above)) or (y) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter).

        (b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from, subject to Section 2(d) below, voting in Stockholder's sole discretion on any matter other than matters referred to in
Section 2(a) hereof, to the extent applicable.

        (c) Prior to the Expiration Time, Stockholder shall not (and shall cause its affiliates and its and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not), directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person regarding, or that could lead to the making of, any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(c)),
(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, (iv) or alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform Parent if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof.

        (d) Stockholder shall not (and shall cause its affiliates and its and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Merger Agreement.

        (e) The obligations set forth in this Section 2 shall apply whether or not the adoption of the Merger Agreement, the approval of the Merger or any other action described above is or continues to be recommended by the Board of Directors of the Company (and, for the avoidance of doubt, such obligations shall apply despite the occurrence of any Change of Recommendation) or the termination of the Merger Agreement.

        (f) The Stockholder hereby waives (on behalf of itself and such private limited partnerships and clients of the managed accounts), and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters' rights with respect to any of the Shares in connection with the Merger.

        3. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows as of the date hereof:

        (a) Stockholder is the beneficial or record owner of, or exercises voting power over, that number of shares of capital stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the "Shares"). The Shares constitute the entire interest in the outstanding shares of capital stock of the Company over which Stockholder has voting power and neither Stockholder nor any of its affiliates is the beneficial or record owner of, nor exercises voting power over, any other outstanding shares of capital stock of the Company or any options, restricted stock units, warrants or other rights to acquire or that are exchangeable or exercisable for, or convertible into, directly or indirectly, shares of capital stock or other voting interests of the Company. No person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares (to the extent not Transferred in accordance with this Agreement) are and will be at all times up until the Expiration Time free and clear of any Liens that would adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement. As of the date hereof, the Shares represent 9.63% of the voting power or outstanding common stock, par value $0.001 per share, of the Company based on the number of outstanding shares of the Company as set forth in its most recent
Quarterly Report on Form 10-Q for the period ended March 31, 2016.

        (b) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder (or its general partner or similar governing body, as applicable), and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

        (c) The execution and delivery of this Agreement does not, and the performance by Stockholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Stockholder (if applicable), or any binding agreement, law, rule, regulation, judgment, order or decree to which Stockholder is a party or by which Stockholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing its obligations under this Agreement.

        (d) Neither Stockholder nor any of its affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than this Agreement.

        (e) The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement and consummating the transactions contemplated thereby in reliance upon such Shareholder's execution and delivery of this Agreement.

        4. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows: (i) Parent has full power and authority to make, enter into and carry out the terms of this Agreement;
(ii) this Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity; and (iii) the execution and delivery of this Agreement does not, and the performance by Parent of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Parent, or any law, rule, regulation, judgment, order or decree to which Parent is a party or by which Parent is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Parent's ability to perform its obligations under this Agreement. Parent has not entered into any voting agreement with any stockholder of the Company with respect to the Merger.

        5. Confidentiality. Except to the extent required by applicable law (including, without limitation, any disclosure that Stockholder may be required to make pursuant to the Exchange Act), Stockholder shall hold any information regarding this Agreement (including the existence or terms hereof) and the Merger in strict confidence and shall not divulge any such information to any third person; provided, however, that Stockholder may disclose any such information to Stockholder's directors, officers, members, employees, agents, attorneys, advisors and other representatives solely for the purpose of evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Neither the Stockholder, nor any of its affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Parent, except to the extent required by applicable law (including, without limitation, any disclosure that Stockholder may be required to make pursuant to the Exchange Act). In the event any disclosure subject to this Section 5 is required pursuant to applicable law (including, without limitation, any disclosure that Stockholder may be required to make pursuant to the Exchange Act), the Stockholder promptly inform Parent thereof and shall use reasonable efforts to consult with the Parent to the extent practicable regarding such disclosure and consider in good faith any comments Parent may have to such disclosure.

        6. Miscellaneous.

        (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

          (i)	if to Parent, to:

                c/o Accel-KKR
                2500 Sand Hill Road, Suite 300
                Menlo Park, CA  94025
                Attention:  Dean Jacobson
                Tel: (650) 289-2460
                Fax: (650) 289-2461

                with a copy (which shall not constitute notice) to:

                Kirkland & Ellis LLP
                300 North LaSalle
                Chicago, IL 60654
                Tel: (312) 862-2000
                Fax: (312) 862-2200
                Attention: Jeffrey Seifman, P.C.; Shelly M. Hirschtritt, P.C.; Douglas A. Ryder, P.C.

          (ii)	if to Stockholder, to the address set forth for the Stockholder on the signature page hereof, with a copy

(which shall not constitute notice) to:

                Richards Kibbe & Orbe LLP
                200 Liberty Street
                New York, NY 10281-1003
                Tel: (212) 530-1915
                Fax: (917) 344-8915
                Attention:  Scott Budlong

        (b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "include", "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms "hereof," "herein," "hereunder" and derivative or similar words refer to this entire Agreement.

        (c) Specific Performance; Injunctive Relief. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.
The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

        (d) Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

        (e) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Except as provided in
Section 1(a), neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Parent, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Parent hereunder, may be assigned or delegated in whole or in part by Parent to any affiliate of Parent without the consent of or any action by Stockholder upon notice by Parent to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

        (f) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        (g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

        (h) Governing Law; Jurisdiction. THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL
BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF
THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the "Chosen Courts") solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, or the negotiation, execution or performance hereof, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all Proceedings or other causes of action (whether at law, in contract, in tort or otherwise) that may be based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the negotiation, execution or performance hereof, shall be heard and determined exclusively in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 6(a) or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

        (i) WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A
TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF
ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY
HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(i).

        (j) Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of the Stockholder; provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

        (k) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

        (l) No Ownership Interest; No Joint Venture; No Fiduciary Duties. Nothing contained in this Agreement shall be deemed to vest in Parent or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of or relating to the Shares shall remain vested in and belong to Stockholder, and Parent and its affiliates shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company, except as otherwise provided in the Merger Agreement or exercise any power or authority of the Stockholder in the voting of any of the Shares. Nothing in this Agreement shall be interpreted as creating or forming a "group" between Stockholder and Parent for purposes of Rule 13d-5(b)(1) under the Exchange Act or any other similar provision of applicable law. This Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or any of their Affiliates with respect to the Merger Agreement or any of the transactions contemplated thereby and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise. Parent acknowledges and agrees that Stockholder owes no fiduciary duties to Parent or any of its Affiliates as a result of, or in connection with, this Agreement, the Merger Agreement or the transactions contemplated thereby. Stockholder is entering into this Agreement solely in its capacity as the holder of the Shares indicated on the signature page hereof, and nothing herein shall limit or affect any actions taken by, or otherwise obligate, Stockholder or its affiliates in any other capacity.

        (m) Most Favored Nation. In the event that Parent or any of its affiliates enters into any voting agreement with any other stockholder of the Company with respect to the Merger that contains termination or liquidity provisions that are more favorable in any material respect, or any other provisions that are more favorable in the aggregate in any material respect, to such stockholder than those applicable to Stockholder under this Agreement, Parent shall promptly offer to amend this Agreement in such a way so that this Agreement is more favorable in such respects.

        (n) No MNPI. Parent agrees that, so long as Stockholder owns any Shares, it will not (and will cause its affiliates, employees, agents, attorneys, advisors and other representatives to not) disclose to Stockholder any material non-public information regarding the Company, other than the existence and terms of this Agreement and the Merger Agreement as of the date hereof.

        (o) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

        (p) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement. The Stockholder shall give Parent prompt written notice of (i) the occurrence of any fact, event or circumstance that causes any representation or warranty of the Stockholder set forth in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Stockholder to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement.

        (q) Covenant Not to Sue. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, Parent or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

       IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.


AKKR GREEN PARENT, LLC



By:  /s/ Dean Jacobson

Name:

Title:

STOCKHOLDER:

RGM CAPITAL, LLC





By:  /s/ Edward T. Calkins


Name:
Title:

Shares beneficially owned by the Stockholder and its affiliates on the date hereof:

2,679,811 shares of Company common stock, par value $0.001 per share


Address of Stockholder:
9010 Strada Stell Court, Suite 105
Naples, FL 34109